Guangzhou Global Telecom, Inc.
Room 1802, North Tower, Suntec Plaza
Guangzhou, PRC 510075

January 8, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Harrington, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:  Guangzhou Global Telecom, Inc.
        Registration Statement on form SB-2
        Filed December 28, 2007
        File No. 333-145858

Dear Mr. Jones:

We are in receipt of your comment letter dated January 4, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of
Warrants, page 2

Note, page 3

1.
We note your revised disclosure in the last two sentences of the paragraph titled “Interest, Maturity and Conversion” in response to comment three in our letter dated December 18, 2007.  Please further revise to clarify how the number of Interest Shares will be determined (i.e., what stock price will be used to compute the number of shares that is equal to the dollar amount of the interest payment).  Also explain what Interest Conversion Shares are and how they differ from Interest Shares.

We have further revised to clarify how the number of Interest Shares will be determined and have also explained what Interest Conversion Shares are and how they differ from Interest Shares.

2.	We reissue comment two in our letter dated December 18, 2007 with respect to your description of the anti-dilution provisions of the notes on page 4.

We have further clarified our disclosure of the anti-dilution provisions of the notes on page 4.

Total Possible Profit Selling Shareholders Could Realize as a Result of the Interest
Conversion Discount, page 7

3.
Refer to the column “Total Possible Shares Issuable to Pay Interest on the Notes” and the accompanying footnote (3).  It is unclear how 207,698 shares would satisfy interest payments of $253,291 based on an interest conversion price of $0.82.  Revise columns (3), (4), (5) and (6) as appropriate.

We have revised the column “Total Possible Shares Issuable to Pay Interest on the Notes” and the accompanying footnote (3) as well as columns (4), (5), and (6).

Executive Compensation, page 26

4.	Please revise to provide updated Item 402 disclosure covering the fiscal year ended December 31, 2007.

We have revised the registration statement to provide updated Item 402 disclosure covering the fiscal year ended December 31, 2007.

Finally, the Company acknowledges the following:

-    should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GUANZHOU GLOBAL, INC.

By:	/s/ Li Yankuan
Li Yankuan
Chief Executive Officer and Chairman of the Board of Directors